SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2023 (Report No. 4)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of: (i) Nano Dimension Ltd. (the “Registrant”) press release issued on October 18, 2023, titled “Nano Dimension Announces Additional Governance Enhancements and Convening of an Extraordinary General Meeting of Shareholders” which is attached hereto as Exhibit 99.1; and (ii) the Registrant’s Notice of Meeting, Proxy Statement and Proxy Card for the Extraordinary General Meeting of Shareholders to be held on Wednesday, December 13, 2023, which are attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively

Only shareholders of record who hold Ordinary Shares, nominal value NIS 5.00 each, or American Depositary Shares representing Ordinary Shares, of the Registrant at the close of business on November 8, 2023, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The first three paragraphs and the section titled “Forward Looking Statements” in the press release attached hereto as Exhibit 99.1 and Exhibits 99.2, 99.3 and 99.4 are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on October 18, 2023, titled “Nano Dimension Announces Additional Governance Enhancements and Convening of an Extraordinary General Meeting of Shareholders”.
99.2	Notice of an Extraordinary General Meeting of Shareholders to be held on December 13, 2023, at 4:00 p.m., Israel time.
99.3	Proxy Statement for the Extraordinary General Meeting of Shareholders to be held on December 13, 2023, at 4:00 p.m., Israel time.
99.4	Proxy Card for the Extraordinary General Meeting of Shareholders to be held on December 13, 2023, at 4:00 p.m., Israel time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: October 18, 2023	By:	/s/ Tomer Pinchas
	Name:	Tomer Pinchas
	Title:	Chief Operating Officer

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